2798 Arcadia Heights Circle
Salt Lake City, Utah 84109
30 March, 1998

Kevin L Cornwell, President, CEO, CFO
Chairman, Secretary Board of Directors
Utah Medical Products, Inc.
7043 South 300 WestMidvale, UT 84047

Dear Kevin:

     This in response to the Executive Committee, created 8/1/97, recommendation for my resignation as a Director at UM. Having served since 1985, I find this most disappointing. Please accept this letter as my resignation as a member of the Board of Directors, Utah Medical Products, effective 1 April, 1998. Because this resignation is due to many disagreements between me and the operations, policies or practices of Utah Medical, I request these matters be disclosed and this letter be filed as an exhibit to the Form 8-K to be filed by UM disclosing my resignation, all as provided in item 6 of the SEC regulation.

     I have been an executive, director, consultant and investor in the health care industry for several years and believe my experience to be of worth to UM. Relying on this experience, I have strived for many months to question management's performance in a number of areas. As a fiduciary, I have felt it my duty to do so. Unable to achieve what I consider to be minima1 corrective action, I feel to disclose some causes for my dissent.

     During 1993, to assure unrestrained Board support, you were extended discretionary authority by the Board in in all areas you recommended and requested.

     1. You had authority to negotiate for and acquire from outside sources, or develop in-house, new products that would continue to strengthen the profitability of UM into the ongoing future. In 1993, UM acquired "Cordguard" with your assurances to the Board of its' viability. By 1996, UM had met with near total rejection of the device at market. In January, 1997, upon your invitation, I made some quick contacts of clinicians known to me. Each responded (1) our sales price of 3+ times higher than currently used devices with minimal increase in clinical benefit was unrealistic, and (2) a baby's life could be imperiled, under certain circumstances, if Cordguard was depended upon for umbilical cord severance. Had ordinary management diligence been exercised in acquiring the product, these then existing circumstances should have been apparent and reported to the Board when approval to proceed was requested.

     My findings were promptly reported with specific urging that management investigate the reported possible safety issue. On 1/30/98, thc Board was informed of efforts to reduce cordguard manufacturing costs and intent to resume sales efforts. The design configuration, which I had indicated as central to the safety issue did not appear to have been addressed. On 2/3/98, I wrote you asking for a report of our investigation of the possible peril in usage. As in l997, I also asked for a full disclosure of expenses incurred in the cordguard project. I felt this important to assist in Board determination of adequate diligence in future projects. On 3/11/98, I traced for a response. As of 3/30/98, still no reply. I continue concerned. It is my estimate we have expended over $1 million in this endeavor with only a few thousand in revenue return.

     During 1993-1994 the company received only approximately $100,000+ in sales of new products, not existing in 1992. In 1995, I suggested a market-demand type product, based on my long experience in the market, with economic advantagaes and clinical benefits readily apparent. I felt success at market was virtually assured. It was endorsed by the UM steering committee. The
R&D design engineer expressed probable patent achievement could be expected. Nothing further happened. Other companies have since commercialized the idea. Though there have been some engineering modifications or changes on pre-1993 products, such as Intran, DPT, etc., based on financia1 data furnished the Board in 1997, less than one-half of one percent of total sales revenues 1993-2Q 1997 were derived from new products either acquired or developed by UM in those years.

     2. In 1993, to maximize return on surplus cash flow and to demonstrate confidence in our continued growth, you strongly recommended buy-back of company stock. You were granted discretionary authority to so do. During 1993-1997, approximately $39+ million was expended in buy-backs of company stock. Market value of these buy backs on 1/2/98 approximated $27+ million - a decline of 31%.

     3. In 1993, you were granted discretionary authority to engage in sale of Puts. We were assured by you, this could be accomplished without impairment of company resources and provide a higher return on our investments. At our 6/7/97 Board meeting, it was disclosed we had received premiums of $548,404 in such sales, 1993-1996. This was good and as expected. It was also disclosed we had, in 1997, received $95,000 in premiums and expended $1,162,500 in sales contracts. Also, that we had an existing liability of $1,068,000 due later in 1997 on sales contracts -- a total of $2,230,000 for the year.

     Our 1996 annual report informed our stockholders we had established a bank line of credit to facilitate our ability to acquire other companies, with established revenues, if/when the opportunity should arise. However, in Q2, 1997, UM borrowed on the bank LOC for operational purposes, largely due to excess use of cash flow in our stock buy-back and sales efforts. At our 6/7/97 Board meeting, I proposed that the Board rescind authority extended to you as CEO for stock buy-backs and Puts sales. The motion failed.

     Some additional concerns:

     On 4/4/96, as Board Chairman, I responded to an invitation from the President/CEO of a NYSE listed health care company to discuss a possible merger or other business combination he felt mutually beneficial. He reported he had tried to discuss their ideas with you but you had rejected any discussion with haughty disdain. found what I felt was merit in their ideas and so reported to you my intent to place on the agenda for our next Board meeting. Your response was negative and stated that if I did place it on the agenda, you would oppose it and felt you would have the 3/2 majority Board in support. I well knew that if you opposed it, the whole idea would be doomed. On 5/9/96, the inviting CEO again encouraged us to agree to try dialogue between our two managements. Your response to this second request was even more vehemently negative. Comparing NYSE quotes on 4/4/96 and 1/2/98, their stock had increased 29%/share; UM stock had decreased 57%/share.

     Late on 6/12/96, the President/CEO of a NASDAQ trading company with whom you were negotiating for a distribution agreement on our products formerly handled by Baxter Laboratories called me. He requested I intercede, as Board Chairman, in negotiations because of what he termed unethical, arrogant changes by you on points agreed in previous discussions. Since I knew little of the negotiations, I suggested he call you the following morning and that I would report our discussion and inform you of the anticipated call for further discussion.. The call was made. An agreement was reached.

     On 6/13/96, you informed me you had polled the Board and a majority concurred in your recommendation you be appointed Chairman, replacing me, effective immediately

     Upon review of the Board meeting minutes for 2/1/97, as written, I note a flagrant distortion. This after
I had signed the signature page of approval. I protested and offered correction. In this and subsequent Board meetings, a majority approved the minutes as written. Since May, 1997, I have declined to sign approval of the Board minutes, as written, except the meeting of 10/31/97 because of errors, omissions, and/or distortions.

     On 5/3/97, a group of employees, reportedly representing approximately 90% of the UM work force, requested a meeting with me as the only outside Director locally available, stating their request was based upon advice of legal counsel. They expressed myriads of complaints, including some which they claimed illegal, of your management processes. Their expressed motivation in Board contact was their apprehension of continued decline in company fortunes and fears of further job erosion for the work force.

     On 5/5/97, a Board meeting was requested and report given to the Board from notes made on 5/3/97. 1 felt this was a matter for the entire Board to give immediate attention. On 5/16/97, all officers except you, met with all outside Directors and expressed their concerns and reasons therefor. On 5/23/97, you categorically denied to me, all assertions made by the employee delegation. On 5/30/97, officers Fishman, Hammond and Sessions issued a written recommendation to the Board it would be in the best interests of the Company that you step aside and further recommended an independent, outside investigation be conducted for verification. They offered to submit to the same scrutiny of their own individual performances.

     At our 6/7/97 Board meeting, the motion was made to conduct an independent, outside investigation of the employee allegations with a report to the Board of findings. The motion was defeated by majority vote. The motion you be requested to step aside was defeated by majority vote. On advice of corporate counsel, then present, you changed your vote to abstain thus resulting in a tie vote and continued defeat of the motion.

     VP Dr. Billings had resigned in late April, 1997. VP Hammond and VP Fishman were fired at opening of business on 6/9/97, and offered severance pay. Director/Controller Sessions CPA, resigned 8/25/97 and asked for severance same as offered to other officers signatory to the above recommendation. Her request was denied. She was later offered severance pay from her job, conditional upon her resignation from the Board.

     In 1995, you proposed Ms. Payne as a nominee for the Board incident to a pending vacancy. She was found to be affable, highly educated, and expressed a desire to learn the business. We also learned she was a career statistician, a good personal friend of yours since college days and had had no experience in corporate management or the health care industry. We had some concerns incident to her qualifications. On 8/1/97, Ms. Payne was nominated and elected as a 6th member of the UM board by majority vote.

     Market capitalization for UM on 1/4/93 was approximately $141,225,872.00. On 1/2/98, UM market capitalization was approximately $55,100,000 -- a decline of 59%.

     All stock options awarded me since 1/1/93, which I had considered as a major portion of compensation to me for my time and effort all carry strike prices over current market.

     Regretably, I submit this resignation feeling further efforts to serve effectively as a Director will be for naught. As an ongoing owner of UM stock, I express my hope appropriate steps will be taken to restore UM as a viable, growth oriented company.

Very sincerely,

/s/ Perry L. Lane